UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

IMMUNE DESIGN CORP.

(Name of Subject Company)

IMMUNE DESIGN CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Carlos Paya, M.D., Ph.D.

President, Chief Executive Officer and Director

Immune Design Corp.

1616 Eastlake Ave E., Suite 310

Seattle, Washington 98102

(206) 682-0645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Laura Berezin, Esq.

Ben Beerle, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Immune Design Corp., a Delaware corporation. The address of the principal executive offices of Immune Design Corp. is 1616 Eastlake Ave. E., Suite 310, Seattle, Washington 98102, and our telephone number is (206) 682-0645. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Immune Design” refer to Immune Design Corp.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Immune Design, $0.001 par value per share (collectively, the “Shares”). As of March 1, 2019, there were (i) 48,363,046 Shares issued and outstanding, (ii) 5,007,902 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”), (iii) 635,165 Shares are issuable upon settlement of restricted stock units outstanding (the “RSU Awards”) and (iv) 49,537 Shares estimated to be subject to outstanding purchase rights under the 2014 Employee Stock Purchase Plan (the “ESPP”) (based on total employee contributions to the ESPP from January 1, 2019 through February 28, 2019 and assuming the closing price per Share as reported by Nasdaq Global Market on the purchase date for the current offering period was equal to the Offer Price (as defined below)).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Immune Design, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Our website is www.ImmuneDesign.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2019 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and (ii) Cascade Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $5.85 per Share, to be paid to the seller in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 20, 2019 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Immune Design. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into Immune Design (the “Merger”), the separate existence of Purchaser will cease and Immune Design will continue as the surviving corporation and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by

1.

Section 251(h) of the DGCL and effected without a vote of Immune Design stockholders. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) by Immune Design (or held in Immune Design’s treasury) or by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be canceled and will cease to exist, or (ii) by any stockholders who validly exercise appraisal rights under Section 262 of the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price (or any greater price per Share paid in the Offer), without interest thereon (the “Merger Consideration”) and less any applicable withholding taxes. Upon the Effective Time, Immune Design will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement also provides that, at the Effective Time, each Stock Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Stock Option that is then outstanding and unexercised as of immediately before the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option, less applicable withholding taxes. If a Stock Option has an exercise price per Share that is equal to or greater than the Merger Consideration, such Stock Option will be cancelled for no consideration at the Effective Time.

The Merger Agreement also provides that, at the Effective Time, each of the RSU Awards that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. In lieu of any issuance of Shares in settlement of any RSU Award that is outstanding as of immediately prior to the Effective Time, as of the Effective Time, by virtue of the Merger, such RSU Award will be cancelled and converted into the right to receive the Merger Consideration in respect of each Share subject to such RSU Award, less applicable withholding taxes.

The initial expiration date of the Offer is at one minute following 11:59 p.m., Eastern Time, on April 1, 2019, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase, the principal office of each of Parent and Purchaser is located at One Merck Drive, P.O. Box 100, Whitehouse Station, New Jersey 08889 and the telephone number of each of Parent and Purchaser is (908) 423-1000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Immune Design on Schedule 14A filed with the SEC on April 26, 2018, and filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Immune Design or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

2.

(a) Arrangements between Immune Design and its Executive Officers, Directors and Affiliates.

In considering the recommendation of our board of directors to tender Shares in the Offer, stockholders should be aware that our executive officers, members of our board of directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. Our board of directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Stock Options and RSU Awards in connection with the Merger;

•	the receipt of payments and benefits by certain executive officers under individual employment and change in control agreements upon qualifying terminations of employment; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of Immune Design.

For further information with respect to the arrangements between Immune Design and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Immune Design and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Certain Related-Person Transactions,” “Executive Officer Compensation,” “Director Compensation” and “Indemnification.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Immune Design who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Immune Design. As of March 1, 2019, the executive officers and directors of Immune Design beneficially owned, in the aggregate, 404,682 Shares (which, for clarity, excludes shares of capital stock of Immune Design issuable upon the exercise of outstanding Stock Options or RSU Awards).

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The following table sets forth (i) the number of Shares beneficially owned as of March 1, 2019, by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Immune Design issuable upon the exercise of Stock Options and RSU Awards) and (ii) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Carlos Paya, M.D., Ph.D., President, Chief Executive Officer and Director	35,576	$208,119.60
Stephen Brady, Executive Vice President, Strategy & Finance	17,063	$99,818.55
Jan ter Meulen, M.D., Chief Scientific Officer	14,620	$85,527.00
Sergey Yurasov, M.D., Ph.D., Senior Vice President, Clinical Development and Chief Medical Officer	6,136	$35,895.60

Directors
Ed Penhoet, Ph.D., Chairman of the Board	-	-
David Baltimore, Ph.D., Director	78,287	$457,978.95
Franklin Berger, Director	75,000	$438,750.00
Lewis Coleman(1), Director	178,000	$1,041,300.00
Susan Kelley M.D., Director	-	-
William Ringo, Director	-	-

All of our current directors and executive officers as a group (10 persons)	404,682	$2,367,389.70

(1) Consists of (a) 175,000 shares of common stock held in trust by Lewis Coleman and (b) 3,000 shares of common stock beneficially held by Mr. Coleman’s spouse in an individual retirement account.

Treatment of Stock Options and RSU Awards

At the Effective Time, each Stock Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Stock Option that is then outstanding and unexercised as of immediately before the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option, less applicable withholding taxes. If a Stock Option has an exercise price per Share that is equal to or greater than the Merger Consideration, such Stock Option will be cancelled for no consideration at the Effective Time.

At the Effective Time, each of the RSU Awards that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. In lieu of any issuance of Shares in settlement of any RSU Award that is outstanding as of immediately prior to the Effective Time, as of the Effective Time, by virtue of the Merger, such RSU Award will be cancelled

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and converted into the right to receive the Merger Consideration in respect of each Share subject to such RSU Award, less applicable withholding taxes.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) and/or RSU Awards, (i) the aggregate number of Shares subject to such In-the-Money Options and RSU Awards; (ii) the value of cash amounts payable in respect of such In-the-Money Options and RSU Awards, in each case, calculated on a pre-tax basis at the Effective Time, and calculated by (a) in the case of Stock Options, multiplying the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by the number of Shares subject to such Stock Options, and (b) in the case of RSU Awards, multiplying the Merger Consideration by the number of Shares issuable in settlement of such RSU Awards.

Since January 4, 2019 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) none of our executive officers or directors have exercised their Stock Options, (ii) 68,500 Shares underlying RSU Awards held by such executive officers or directors have vested and (iii) except for sales of 25,466 Shares for tax withholding purposes on behalf of our executive officers in connection with the above-referenced vesting of RSU Awards, none of our executive officers or directors have sold Shares received upon exercise of Stock Options or vesting of RSU Awards. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms, including any Stock Options that accelerate vesting effective immediately prior to the Effective Time to the extent Immune Design establishes procedures that will permit contingent exercises of such options, and RSU Awards held by our executive officers and directors may vest prior to the Effective Time pursuant to their original vesting terms.

	Vested In-the-Money Options			Unvested In-the-Money Options				Restricted Stock Units
Name	Number of Shares Underlying Vested In- the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the-Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In- the-Money Options	Total Option Cash Spread Value	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units
Carlos Paya	818,490	$ 2.35	$ 2,864,715.00	697,394	$ 3.17	$ 1,869,015.92	$ 4,733,730.92	120,997	$ 707,832.45
Stephen Brady	203,224	$ 2.52	$ 676,735.92	317,959	$ 3.16	$ 855,309.71	$ 1,532,045.63	79,535	$ 465,279.75
Jan ter Meulen	180,473	$ 2.86	$ 539,614.27	245,152	$ 2.96	$ 708,489.28	$ 1,248,103.55	69,361	$ 405,761.85
Sergey Yurasov	69,930	$ 4.23	$ 113,286.60	263,405	$ 3.01	$ 748,070.20	$ 861,356.80	72,619	$ 424,821.15
Ed Penhoet	29,839	$ 3.90	$ 58,186.05	12,500	$ 1.31	$ 56,750.00	$ 114,936.05	-	$ -
David Baltimore	29,839	$ 3.90	$ 58,186.05	12,500	$ 1.31	$ 56,750.00	$ 114,936.05	-	$ -
Franklin Berger	22,500	$ 4.74	$ 24,975.00	12,500	$ 1.31	$ 56,750.00	$ 81,725.00	-	$ -
Lewis Coleman	22,500	$ 4.74	$ 24,975.00	12,500	$ 1.31	$ 56,750.00	$ 81,725.00	-	$ -
Susan Kelley	22,500	$ 4.74	$ 24,975.00	12,500	$ 1.31	$ 56,750.00	$ 81,725.00	-	$ -
William Ringo	22,500	$ 4.74	$ 24,975.00	12,500	$ 1.31	$ 56,750.00	$ 81,725.00	-	$ -
All of our current directors and executive officers as a group (10 persons)	1,421,795	$ 2.75	$4,410,623.89	1,598,910	$ 3.02	$4,521,385.11	$8,932,009.00	342,512	$2,003,695.20

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

Our ESPP allows all of our regular full-time employees, including our executive officers, to purchase shares of our common stock at the lower of: (i) 85% of the fair market value of our common stock on the first day of the Offering Period (as defined in the ESPP); or (ii) 85% of the fair market value of our common stock on the last trading day of the Purchase Period (as defined in the ESPP), with the objective of allowing employees to profit when the value of our common stock increases over time.

The ESPP’s next scheduled purchase date under the current Offering Period is June 30, 2019 (the “Scheduled Purchase Date”). Under the terms of the Merger Agreement, prior to Purchaser’s acceptance for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the minimum tender condition

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(the “Offer Acceptance Time”) and contingent upon the Effective Time, (i) no new Offering Period will be authorized or commence on or after the date of the Merger Agreement and (ii) with respect to the current Offering Period under the ESPP, no participant may increase contributions under the ESPP following the date of the Merger Agreement, and the last day and final purchase date of the current Offering Period under the ESPP shall be the last business day prior to the Offer Acceptance Time (the “Special Purchase Date”). The ESPP will terminate in its entirety, contingent upon the Effective Time.

Therefore, if the Scheduled Purchase Date occurs prior to the Offer Acceptance Time, the final purchase of Shares under the final Purchase Period will occur on the Scheduled Purchase Date as contemplated under the terms of the final Offering Period at a per Share purchase price equal to the lower of (a) $1.1305 (which is 85% of the closing price of a Share on January 2, 2019) and (b) 85% of the closing price of a Share on the Scheduled Purchase Date. If the Offer Acceptance Time occurs prior to the Scheduled Purchase Date, the final purchase of Shares under the final Offering Period and final Purchase Period will occur on the Special Purchase Date and, with respect to each participant who has not withdrawn from the ESPP prior to the Special Purchase Date, Immune Design will apply such participant’s accumulated contributions to the purchase of Shares at a per Share purchase price equal to the lower of (a) $1.1305 (which is 85% of the closing price of a Share on January 2, 2019) and (b) 85% of the closing price of a Share on the Special Purchase Date.

Employment Arrangements

We have entered into employment agreements with Dr. Paya, Mr. Brady, Dr. ter Meulen and Dr. Yurasov. The employment agreements set forth the applicable executive’s initial base salary and the terms of an initial stock option grant. Each of our executive officers is also entitled to certain severance and change in control benefits pursuant to the terms of his or her employment agreement, as described below. The Transactions will constitute a change in control under these employment agreements. However, under the Merger Agreement, the vesting of all of Immune Design’s outstanding unvested Stock Options and RSU Awards will be accelerated in connection with the Offer and the Merger, and any provisions in the employment agreements below related to the acceleration of the vesting of Stock Options and RSU Awards in connection with a change in control will be superseded by the provisions of the Merger Agreement.

Carlos Paya, M.D., Ph.D.

We entered into an employment agreement with Dr. Paya in June 2014 for the position of President and Chief Executive Officer. Pursuant to his employment agreement, we agreed to an initial annual base salary, which could be increased (or decreased) from time to time based on the review of the compensation committee of our board of directors. Dr. Paya’s annual base salary was $602,550 in 2018 and is $620,627 in 2019. Dr. Paya is eligible for an annual performance bonus based upon criteria established by our board of directors. Dr. Paya’s annual target bonus is 50% of his annual base salary. Dr. Paya is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Termination without “cause” or “resignation for good reason.” If we terminate his employment for any reason other than “cause” or he resigns for “good reason,” as defined in his employment agreement, Dr. Paya is entitled to (i) a lump sum severance payment equal to 12 months base salary, as in effect on the date of his termination or resignation, less applicable withholdings; (ii) 12 months accelerated vesting of outstanding and unvested equity awards issued to Dr. Paya pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. Paya prior to the date of his termination or resignation, the lapse of any reacquisition or repurchase rights we hold with respect to such equity awards for the portion of such equity awards as to which such reacquisition or repurchase rights would otherwise have lapsed during the 12 month period following the date of Dr. Paya’s termination or resignation; and (iv) if elected by Dr. Paya, payment or reimbursement of COBRA premiums through the earlier of 12 months from his termination or resignation date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

6.

Termination within 3 months prior to, or within 12 months following, the effective date of a “change in control.” If Dr. Paya’s employment is terminated without “cause” or he resigns for “good reason” within three months prior to or 12 months after a “change in control” of Immune Design, as defined in his employment agreement, he is instead entitled to (i) a lump sum severance payment equal to 18 months of his base salary and pro-rata annual bonus, as in effect on the date of his termination or resignation, less applicable withholdings; (ii) accelerated vesting of all outstanding and unvested equity awards issued to Dr. Paya pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. Paya prior to the date of his termination or resignation, the lapse of all reacquisition or repurchase rights we hold with respect to such equity awards; and (iv) if elected by Dr. Paya, payment or reimbursement of COBRA premiums through the earlier of 18 months from his termination or resignation date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

The agreement also provides that if any of the payments Dr. Paya would receive in connection with a “change in control” constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments will be either (i) reduced or (ii) paid in full to Dr. Paya, whichever results in Dr. Paya receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

These severance payments and benefits are subject to Mr. Paya delivering a general release in favor of Immune Design.

Stephen Brady

We entered into an employment agreement with Mr. Brady in June 2014 for the position of Chief Business Officer, and in May 2015, Mr. Brady was promoted to Executive Vice President, Strategy & Finance. Pursuant to his employment agreement, we agreed to an initial annual base salary which could be increased (or decreased) from time to time based on the review of the compensation committee of our board of directors. Mr. Brady’s annual base salary was $412,000 in 2018 and is $424,360 in 2019. Mr. Brady is eligible for an annual performance bonus based upon criteria established by our board of directors and Chief Executive Officer. Mr. Brady’s annual target bonus is 40% of his annual base salary. Mr. Brady is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Termination without “cause” or “resignation for good reason.” If we terminate his employment for any reason other than “cause” or he resigns for “good reason,” as defined in his employment agreement, he is entitled to (i) a lump sum severance payment equal to nine months base salary, as in effect on the date of his termination or resignation, less applicable withholdings; (ii) nine months accelerated vesting of outstanding and unvested equity awards issued to Mr. Brady pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Mr. Brady prior to the date of his termination or resignation, the lapse of any reacquisition or repurchase rights we hold with respect to such equity awards for the portion of such equity awards as to which such reacquisition or repurchase rights would otherwise have lapsed during the nine month period following the date of Mr. Brady’s termination or resignation; and (iv) if elected by Mr. Brady, payment or reimbursement of COBRA premiums through the earlier of nine months from his termination or resignation date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

Termination within 3 months prior to, or within 12 months following, the effective date of a “change in control.” If, during the period beginning three months before and ending 12 months following a “change in control” of Immune Design, we terminate Mr. Brady’s employment without “cause” or Mr. Brady resigns for “good reason,” as defined in his employment agreement, Mr. Brady is entitled to (i) a lump sum severance payment equal to 12 months of his base salary and pro-rata annual bonus, as in effect on the date of his termination or resignation; (ii) accelerated vesting of all outstanding and unvested equity awards issued to Mr. Brady pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Mr. Brady prior to the date of his termination or resignation, the lapse of all reacquisition or repurchase rights we hold with respect

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to such equity awards; and (iv) if elected by Mr. Brady, payment or reimbursement of COBRA premiums through the earlier of 12 months from his termination or resignation date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

The agreement also provides that if any of the payments Mr. Brady would receive in connection with a “change in control” constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments will be either (i) reduced or (ii) paid in full to Mr. Brady, whichever results in Mr. Brady receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

These severance payments and benefits are subject to Mr. Brady delivering a general release in favor of Immune Design.

Jan ter Meulen, M.D.

We entered into an employment agreement with Dr. ter Meulen in June 2014 for the position of Chief Scientific Officer. Pursuant to his employment agreement, we agreed to an initial annual base salary which could be increased (or decreased) from time to time based on the review of the compensation committee of our board of directors. Dr. ter Meulen’s annual base salary was $400,283 in 2018 and is $412,309 in 2019. Dr. ter Meulen is eligible for annual performance bonuses based upon criteria established by our board of directors and Chief Executive Officer. Dr. ter Meulen’s annual target bonus is 35% of his annual base salary. Dr. ter Meulen is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Termination without “cause” or resignation for “good reason.” If we terminate his employment for any reason other than “cause” or Dr. ter Meulen resigns for “good reason”, as defined in his employment agreement, Dr. ter Meulen will be entitled to (i) a lump sum severance payment equal to nine months base salary, as in effect on the date of his termination or resignation, less applicable withholdings; (ii) nine months accelerated vesting of outstanding and unvested equity awards issued to Dr. ter Meulen pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. ter Meulen prior to the date of his termination or resignation, the lapse of any reacquisition or repurchase rights we hold with respect to such equity awards for the portion of such equity awards as to which such reacquisition or repurchase rights would otherwise have lapsed during the nine month period following the date of Dr. ter Meulen’s termination or resignation; and (iv) if elected by Dr. ter Meulen, payment or reimbursement of COBRA premiums through the earlier of nine months from his termination or resignation date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

Termination within 3 months prior to, or within 12 months following, the effective date of a “change in control.” If, during the period beginning three months before and ending 12 months following a “change in control” of Immune Design, we terminate Dr. ter Meulen’s employment without “cause” or Dr. ter Meulen resigns for “good reason,” as defined in his employment agreement, Dr. ter Meulen is entitled to (i) a lump sum severance payment equal to 12 months of his base salary and pro-rata annual bonus, as in effect on the date of his termination or resignation; (ii) accelerated vesting of all outstanding and unvested equity awards issued to Dr. ter Meulen pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. ter Meulen prior to the date of his termination or resignation, the lapse of all reacquisition or repurchase rights we hold with respect to such equity awards; and (iv) if elected by Dr. ter Meulen, payment or reimbursement of COBRA premiums through the earlier of 12 months from his termination or resignation date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

The agreement also provides that if any of the payments Dr. ter Meulen would receive in connection with a “change in control” constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments will be either (i) reduced or (ii) paid in full to Dr. ter Meulen, whichever results in Dr. ter Meulen receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

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These severance payments and benefits are subject to Dr. ter Meulen delivering a general release in favor of Immune Design.

Sergey Yurasov, M.D., Ph.D.

We entered into an employment agreement with Dr. Yurasov in September 2016 for the position of Senior Vice President, Clinical Development and Chief Medical Officer. Pursuant to his employment agreement, we agreed to an initial annual base salary which could be increased (or decreased) from time to time based on the review of the compensation committee of our board of directors. Dr. Yurasov’s annual base salary was $412,000 in 2018 and is $424,360 in 2019. Dr. Yurasov is eligible for annual performance bonuses based upon criteria established by our board of directors and Chief Executive Officer. Dr. Yurasov’s annual target bonus is 40% of his annual base salary. Dr. Yurasov is eligible to participate in our employee benefit plans on the same terms as other regular, full-time employees.

Termination without “cause” or resignation for “good reason.” If we terminate his employment for any reason other than “cause” or Dr. Yurasov resigns for “good reason”, as defined in his employment agreement, Dr. Yurasov will be entitled to (i) a lump sum severance payment equal to nine months base salary, as in effect on the date of his termination or resignation, less applicable withholdings; (ii) nine months accelerated vesting of outstanding and unvested equity awards issued to Dr. Yurasov pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. Yurasov prior to the date of his termination or resignation, the lapse of any reacquisition or repurchase rights we hold with respect to such equity awards for the portion of such equity awards as to which such reacquisition or repurchase rights would otherwise have lapsed during the nine month period following the date of Dr.Yurasov’s termination or resignation; and (iv) if elected by Dr.Yurasov, payment or reimbursement of COBRA premiums through the earlier of nine months from his termination or resignation date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

Termination within 3 months prior to, or within 12 months following, the effective date of a “change in control.” If, during the period beginning three months before and ending 12 months following a “change in control” of Immune Design, we terminate Dr.Yurasov’s employment without “cause” or Dr. Yurasov resigns for “good reason,” as defined in his employment agreement, Dr. Yurasov is entitled to (i) a lump sum severance payment equal to 12 months of his base salary and pro-rata annual bonus, as in effect on the date of his termination or resignation; (ii) accelerated vesting of all outstanding and unvested equity awards issued to Dr. Yurasov pursuant to an equity incentive plan; (iii) with respect to equity awards granted to Dr. Yurasov prior to the date of his termination or resignation, the lapse of all reacquisition or repurchase rights we hold with respect to such equity awards; and (iv) if elected by Dr.Yurasov, payment or reimbursement of COBRA premiums through the earlier of 12 months from his termination or resignation date or the date he and his covered dependents, if any, become eligible for group health insurance through another employer.

The agreement also provides that if any of the payments Dr. Yurasov would receive in connection with a “change in control” constitute “parachute payments” within the meaning of Section 280G of the Code, then such payments will be either (i) reduced or (ii) paid in full to Dr.Yurasov, whichever results in Dr. Yurasov receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code.

These severance payments and benefits are subject to Dr. Yurasov delivering a general release in favor of Immune Design.

Retention Arrangements

In August 2018, Immune Design entered into a letter agreement with Dr. Yurasov, pursuant to which Dr. Yurasov received a retention bonus of $200,000. As a condition to receiving the retention bonus, Dr. Yurasov

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signed a letter agreement, pursuant to which he must repay the retention bonus in full if his employment is terminated for any reason or he resigns before August 31, 2019, or he must repay 25% of the retention bonus if his employment is terminated for any reason or he resigns between August 31, 2019 and February 28, 2020. The foregoing summary of the letter agreement is not intended to be complete and is qualified in its entirety by reference to the Retention Bonus Payback Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(15) to this Schedule 14D-9.

In November 2018, the Compensation Committee of our board of directors approved a retention program consisting of RSU awards and cash compensation for our executive officers, other than the Chief Executive Officer. Mr. Brady received 29,953 RSU Awards and a one-time cash award of $200,000, Dr. ter Meulen received 23,362 RSU Awards and a one-time cash award of $200,000, and Dr. Yurasov received 29,953 RSU Awards. Each RSU Award was granted pursuant to our 2014 Omnibus Incentive Plan and represents the right to receive one Share. One-hundred percent (100%) of the RSU Awards granted to Mr. Brady and Drs. ter Meulen and Yurasov will vest on the one-year anniversary of the grant date, subject to each of their continued service with Immune Design.

As a condition to receiving the cash retention award, Mr. Brady and Dr. ter Meulen each signed a letter agreement, pursuant to which they each must repay the cash award if they resign their employment or are terminated for cause before May 1, 2020, except that their repayment obligations will lapse upon a change in control of Immune Design. The foregoing summary of the letter agreements is not intended to be complete and is qualified in its entirety by reference to the Retention Bonus Payback Agreements, which are incorporated herein by reference and copies of which are filed as Exhibits (e)(16) and (e)(17) to this Schedule 14D-9.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

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The table below assumes that (1) the Effective Time will occur on April 2, 2019; (2) the employment of each named executive officer will be terminated at the Effective Time in a manner entitling the named executive officer to receive severance payments and benefits under their respective employment agreements; (3) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of March 1, 2019; (4) no named executive officer receives any additional equity grants or exercises any Stock Options or RSU Awards on or prior to the Effective Time; and (5) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the preceding subsections of this “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Immune Design and its Executive Officers, Directors and Affiliates.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or any amounts associated with equity awards that vested, pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Transactions. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis.

Name (1)	Cash ($) (2)	Equity ($) (3)	Bonus ($) (4)	Perquisites/ Benefits ($) (5)	Total ($)
Carlos Paya, M.D., Ph.D.	$1,396,411	$2,576,848	$—	$60,038	$4,033,298
Stephen Brady	$594,104	$1,320,589	$200,000	$30,820	$2,145,513
Jan ter Meulen, M.D.	$556,617	$1,114,251	$200,000	$—	$1,870,868
Sergey Yurasov, M.D., Ph.D.	$594,104	$1,172,891	$—	$47,609	$1,814,604

(1)

Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement.

(2)

The amount listed in this column represents the pre-tax value of the severance payments (salary payment and a bonus payment) that would be paid pursuant to a qualifying termination of employment under each named executive officer’s employment agreement as described in more detail above under “—Employment Arrangements.” These benefits are “double trigger” benefits.

(3)

The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options and RSU Awards held as of March 1, 2019, the latest practicable date before the filing of this Schedule 14D-9, as set forth in more detail in the table above under “—Treatment of Stock Options and RSU Awards.” With respect to unvested Stock Options, this amount represents the value of the cash payable in respect to such Stock Options, calculated on a pre-tax basis as of the Effective Time by multiplying (a) the excess of the Merger Consideration over the respective per Share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested RSU Awards, this amount represents the value of cash amounts payable in respect of such RSU Awards, calculated on a pre-tax basis and as of the Effective Time by multiplying the Merger Consideration by the number of unvested Shares subject to such RSU Awards as of March 1, 2019.

(4)

The amount listed represents cash amounts paid in November 2018 under the retention program to Mr. Brady and Dr. ter Meulen. The lapse of repayment obligations with respect to the retention bonus payments are “single trigger” benefits.

(5)

The amounts listed in this column represents the pre-tax value of the reimbursement of health care premiums which would be due pursuant to a qualifying termination of employment under the respective employment agreements as described in more detail above under “—Employment Arrangements.” These benefits are “double trigger” benefits in that they require both the occurrence of the Transactions and a termination of employment in order to be payable.

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Employee Benefits

Under the Merger Agreement, through December 31, 2019, Parent will provide, or cause to be provided, to each employee of Immune Design, including the executive officers, who is employed by Immune Design as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such period (each, a “Continuing Employee”) base salary (or base wages, as the case may be) and annual cash bonus opportunities, each of which is no less favorable than the base salary (or base wages, as the case may be) and annual cash bonus opportunities (which may be provided either under Immune Design’s annual bonus plan or Parent’s annual bonus plan applicable to similarly-situated non-unionized headquarters employees, as determined by Parent) provided to such Continuing Employee immediately prior to the execution of the Merger Agreement, and employee benefits (excluding equity incentives, long-term incentives, 401(k) plan participation and change in control and retention benefits) that are substantially comparable in the aggregate to either the employee benefits (excluding equity incentives, long-term incentives, 401(k) plan participation and change in control and retention benefits) provided to such Continuing Employee immediately prior to the execution of the Merger Agreement or provided by Parent to its similarly-situated non-unionized headquarters employees.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Immune Design and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Immune Design, on the one hand, and Parent, Purchaser, any of their affiliates or Immune Design, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Immune Design entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

We maintain a non-employee director compensation policy, which is reviewed and approved each year by our board of directors. Pursuant to the policy, each non-employee director will receive an annual base retainer of $40,000. In addition, our non-employee directors will receive the following cash compensation for board services, as applicable:

•	the chairman of our board of directors will receive an additional annual retainer of $30,000;

•

each member of our audit, compensation and nominating and corporate governance committees, other than the chairperson, will receive an additional annual retainer of $8,000, $6,000 and $4,000, respectively; and

•	each chairperson of our audit, compensation and nominating and corporate governance committees will receive an additional annual retainer of $20,000, $15,000 and $9,000, respectively.

We pay all amounts in quarterly installments. We also reimburse each of our directors for their travel expenses incurred in connection with their attendance at our board of directors and committee meetings.

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In addition, newly appointed non-employee directors will receive a one-time initial option award to purchase 42,500 shares of our common stock, which will vest over three years with one-third of the shares vesting on the first anniversary of the grant date and the remaining shares vesting in equal monthly installments over the following two years, subject to the director’s continued service on our board of directors through each vesting date. Thereafter, each non-employee director receives an annual option award of 12,500 shares, which will vest in its entirety on the one-year anniversary of the grant date, subject to the director’s continued service on our board of directors.

Outstanding equity awards held by our non-employee directors will vest and settle in connection with the Merger, as described above under “—Treatment of Stock Options and RSU Awards.”

Indemnification of Directors and Officers; Insurance

Immune Design has entered into indemnification agreements (collectively, the “Indemnification Agreements”) with its directors and executive officers that require Immune Design to indemnify such persons for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or executive officer in any claim, action or proceeding arising in his or her capacity as a director or executive officer of Immune Design or in connection with service at our request for another corporation or entity. The Indemnification Agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is included as Exhibit 10.14 to the Registration Statement on Form S-1 filed by Immune Design on June 23, 2014 and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification existing as of the date of the Merger Agreement in favor of the former and present directors and officers of Immune Design for their acts and omissions occurring prior to the Effective Time, as provided in Immune Design’s organizational documents and as provided in specified indemnification agreements between Immune Design and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation shall, pursuant to the Merger Agreement, to the fullest extent permitted by applicable law, indemnify and hold harmless each of Immune Design’s former and present officers and directors in his or her capacity as an officer or director of Immune Design against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Immune Design in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Immune Design at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Parent must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Immune Design as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Immune Design (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy.

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However, in lieu of maintaining such existing policy, we or Parent may purchase a six-year “tail” policy for the Immune Design policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Section 16 Matters

The Merger Agreement provides that we, and our board of directors, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Stock Options and RSU Awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of our board of directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Immune Design or any of its affiliates and any of the officers, directors or employees of Immune Design that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On February 20, 2019, Immune Design, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 (Purpose of the Offer; Plans for IMDZ; Appraisal Rights), Section 13 (The Transaction Documents) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosure about Immune Design in Immune Design’s public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on March 5, 2019 are incorporated herein by reference, and are not intended to provide any other factual information about Immune Design, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Immune Design to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Immune Design at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Immune Design in Immune Design’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Immune Design’s public disclosures. The Merger Agreement should not be read alone, but should instead be

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read in conjunction with the other information regarding the Offer, the Merger, Immune Design, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Immune Design’s other public filings.

Confidentiality Agreement

On December 4, 2018, Parent and Immune Design entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which each party agreed on behalf of itself and its affiliates, and subject to certain exceptions, to keep confidential nonpublic information about the other party and its affiliates in connection with the consideration of a possible strategic transaction involving Parent and Immune Design. The Confidentiality Agreement includes (i) an employee non-solicitation provision and (ii) a standstill provision for the benefit of Immune Design that each expires one year following the date of the Confidentiality Agreement, unless otherwise earlier terminated pursuant to its terms. This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) and incorporated herein by reference.

Clinical Collaborations with Merck

On August 10, 2015, Immune Design announced it had entered into two clinical trial collaborations with Merck & Co., Inc. (“Merck”) to evaluate two immuno-oncology investigational agents, G100 and LV305, each separately combined with KEYTRUDA® (pembrolizumab), Merck’s anti-PD-1 therapy. As part of the collaboration, Merck supplied KEYTRUDA® (pembrolizumab) to Immune Design’s Phase 1b/2 clinical trial of G100 in patients with Non-Hodgkin’s Lymphoma, as well as a Phase 1 expansion arm of LV305 in melanoma patients who have an inadequate response to anti-PD1 therapy.

Item 4. The Solicitation or Recommendation.

On February 20, 2019, our board of directors unanimously (a) determined that the Merger Agreement and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Immune Design and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (c) approved the execution, delivery and performance by Immune Design of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of Immune Design accept the Offer and tender their shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, our board of directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i) Background of Offer and Merger

Our board, together with our senior management, regularly reviews and assesses Immune Design’s performance, stock price, risks, opportunities and strategy in light of market conditions, as well as evolving industry dynamics that may affect our long-term strategic plans in an effort to enhance stockholder value. This review involves, among other things, discussions of opportunities and risks associated with Immune Design’s product candidates, development programs, financial condition and markets, as well as consideration of strategic alternatives and options available to Immune Design.

As part of a portfolio review, our board of directors reviewed the initial results of Immune Design’s Phase 2 study of the CMB305 cancer vaccine on October 2, 2018, which data showed the combination of CMB305 and Tecentriq (atezolizumab) was not likely to show a survival benefit in relapsed synovial sarcoma

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patients. On October 7, 2018, based on these new data and other factors, including a potentially faster, less expensive and more streamlined development path for our second lead product candidate, G100, as compared to CMB305, our board of directors decided to discontinue Immune Design’s Phase 3 clincial trial of CMB305 in synovial sarcoma, referred to as the SYNOVATE study, and prioritize an accelerated and expanded development of G100, an intratumoral TLR4 agonist, in follicular lymphomas and other cancer indications.

On October 11, 2018, Immune Design announced this decision, including that Immune Design’s first goal would be to develop G100 in combination with pembrolizumab in follicular lymphoma patients who have received three prior lines of systemic therapy, and its second goal would be to evaluate G100 beyond late-stage follicular lymphoma. Immune Design would also restructure its business to focus on G100, which would include a reduction in workforce that affected approximately 20% of our employees. October 12, 2018, the day after the announcement, the closing price of our common stock on Nasdaq decreased 34% to $1.85 per share.

For several months prior to our portfolio planning decision to focus on G100, representatives of the Business Development teams of both Parent and Immune Design had been discussing a potential license grant to Parent with respect to the GLAAS platform. In early September 2018, Parent proposed terms for a possible license to Immune Design, to which Immune Design provided a counter-proposal. The parties continued to correspond regarding the potential license through the middle of October 2018.

On October 18, 2018, a senior executive of Parent and Dr. Paya, our President and Chief Executive Officer, exchanged emails to arrange a meeting at the European Society for Medical Oncology conference in Munich, Germany. At a business dinner held on October 21, 2018 during the conference, the senior executive indicated to Dr. Paya that Parent had an interest in acquiring Immune Design. Dr. Paya responded that Immune Design was not for sale, especially within range of its current trading price. The representative of Parent did not provide a specific potential price.

On October 26, 2018, our board of directors held a telephonic meeting, with our senior management and representatives of Cooley LLP (“Cooley”), our outside legal advisor, to discuss potential strategic alternatives available to us, including the interest communicated by Parent to acquire Immune Design. At this meeting our board of directors authorized the formation of a strategic transaction committee (the “Transaction Committee”), which consisted of Dr. Paya, Franklin Berger, William Ringo and Lewis Coleman, each of whom were chosen based on their independence (other than Dr. Paya), experience with strategic transactions, existing roles on our board of directors and willingness to serve on the Transaction Committee. Our board of directors delegated to the Transaction Committee the authority to evaluate and make recommendations to our board of directors regarding any indications of interest, including from Parent, to review and recommend that our board of directors approve the engagement of potential financial advisors to assist in any strategic transaction process, and to advise and oversee the Company senior management in the review and negotiation of any strategic alternatives, noting that the utilization of such a committee was for convenience only and not to address any conflicts of interest. Our board of directors specifically requested that the Transaction Committee meet with select investment banking teams, following discussion with management, to present qualifications to the Transaction Committee in preparation for any potential inbound strategic interest and the need to utilize financial advisory services on an expedited basis.

On November 10, 2018 Dr. Paya received a call from a senior member of the Business Development team at Parent. During the call the Parent representative walked Dr. Paya through a non-binding verbal offer to acquire Immune Design. Following that discussion, on November 12, 2018, Parent submitted an unsolicited non-binding indication of interest (the “November 12 Offer”) to our board of directors to acquire Immune Design for $200.0 million in cash with the possibility of two additional contingent value rights payments (“CVRs”) of $85 million each based on the achievement of certain regulatory approvals for products containing GLA or the ZVex vector, which valuation was based upon Parent’s preceived value of Immune Design’s research programs. The November 12 Offer also included a request for preliminary due diligence. The Transaction Committee held a telephonic meeting attended by members of our management team and representatives of Cooley later that day to

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discuss the November 12 Offer and the engagement of a financial advisor to assist in the evaluation of the November 12 Offer. Following discussion and review of the presentations made to the Transaction Committee by Lazard Frères & Co. LLC (“Lazard”) and two other financial advisors during the prior week, the Transaction Committee expressed a preference for the engagement of Lazard based on its experience and industry sector expertise, subject to reviewing Lazard’s conflicts disclosure and the proposed economic terms of its engagement, and decided to postpone further review of the November 12 Offer and consideration of other potential strategic transactions until after a financial advisor was formally engaged.

On November 15, 2018, the Transaction Committee held a telephonic meeting attended by members of our management team and representatives of Cooley to review the qualifications, expertise and fee proposals submitted by Lazard, Financial Advisor 1 and Financial Advisor 2. Following a discussion that also included a conflicts disclosure submitted by Lazard, the Transaction Committee authorized the engagement of Lazard to serve as our financial advisor to assist in the evaluation of the November 12 Offer and other potential strategic transactions.

On November 18, 2018, the Transaction Committee held a telephonic meeting attended by members of our management team and representatives of Lazard and Cooley to review the November 12 Offer. Representatives of Lazard discussed certain factors to consider in connection with the review of the November 12 Offer, including the potential timing and certainty of consummating a transaction with Parent. Lazard also reviewed with the Transaction Committee potential alternative bidders based on our existing collaboration relationships and potential market interest in our key assets. The Transaction Committee determined to proceed with discussions with Parent regarding the November 12 Offer but directed management to push for more upfront consideration. The Transaction Committee also directed Lazard to contact four strategic counterparties, selected based on potential strategic fit, financial resources and ability to timely and successfully complete an acquisition of Immune Design, to gauge interest in a potential strategic transaction.

On November 19, 2018, Dr. Paya contacted a senior representative of Parent to communicate that, as a precondition to beginning due diligence, Parent would need to provide an offer on a price-per-share basis for the board to consider and move the value of the CVRs specified in the November 12 Offer into the proposed upfront cash payment. Later that day, Parent submitted a revised non-binding indication of interest (the “November 19 Offer”) to acquire the Company for $225.0 million in cash at closing with no CVRs, also based on Parent’s perceived value of Immune Design’s research programs.

On November 19, 2018 Lazard contacted each of the four strategic parties selected by the Transaction Committee regarding a possible strategic transaction with Immune Design.

On November 20, 2018, Lazard contacted each of Strategic Party A, Strategic Party B and Strategic Party C to discuss a potential strategic transaction with Immune Design. Based on feedback provided by Strategic Party C, Lazard sent a non-confidential overview of the process to that party and the next day provided Strategic Party C a draft confidentiality agreement.

On November 20, 2018, representatives of Lazard contacted Parent to discuss the November 19 Offer and requested that Parent convert their valuation to a price-per-share basis.

On November 21, 2018, the Transaction Committee held a telephonic meeting attended by members of our management team and representatives of Lazard and Cooley to review the November 19 Offer. At the meeting, representatives of Lazard provided the Transaction Committee with an update on their discussions with Parent regarding the November 19 Offer and the status of Lazard’s outreach to other potential counterparties.

On November 26, 2018, Parent submitted a non-binding letter of intent to our board to acquire the Company at an estimated price-per-share of $5.85 (the “November 26 Offer”) based on the enterprise value of Immune Design and certain financial and other operating assumptions regarding the Company and the completion by Parent of confirmatory diligence.

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That same day, and then again on December 7, 2018, Lazard contacted Strategic Party D to find out if it was interested in a potential strategic transaction with Immune Design, however in each instance Strategic Party D did not indicate interest in a potential strategic transaction.

On November 27, 2018, the Transaction Committee held a telephonic meeting attended by members of our management team and representatives of Lazard and Cooley to review the November 26 Offer. Lazard provided an update on its communications with Parent and an overview of its outreach to other potential counterparties and noted that to date such counterparties had been unreceptive to communications regarding a possible strategic transaction with Immune Design. At the conclusion of the meeting, the Transaction Committee directed Lazard to continue to negotiate with Parent regarding the terms of the November 26 Offer and to indicate to Parent that we would make certain due diligence materials available for Parent’s review.

On November 28, 2018, Strategic Party A contacted Lazard and indicated that it was not interested in pursuing a transaction with us. That same day Lazard contacted Strategic Party C for an update but did not receive any indication of interest in a potential strategic transaction.

On November 29, 2018, Strategic Party B contacted Lazard and indicated it was not interested in pursuing a transaction with us.

On November 30, 2018, representatives of Lazard contacted Parent to discuss the November 26 Offer. Lazard communicated to Parent that while the Company would allow it to proceed with its due diligence review of the Company, the Company was not agreeing to the price proposed in the November 26 Offer and expected to revisit discussions of price following completion of preliminary due diligence.

On December 4, 2018, Parent executed a new confidentiality agreement with the Company that contained, among other terms, (i) an employee non-solicitation restriction and (ii) a standstill provision for the benefit of the Company, which included a “fall away” by which the standstill provision became inoperative upon, among other things, the Company entering into a definitive agreement with respect to a sale. That same day, we provided Parent access to an electronic data room that was set up for purposes of facilitating preliminary due diligence.

On December 7, 2018, Lazard contacted Strategic Party C for an update on the confidentiality agreement provided and to determine if there was any interest in a potential transaction. Strategic Party C indicated that it was not interested in pursuing a transaction with Immune Design.

On December 11 and 12, 2018, representatives of Parent conducted due diligence calls with certain members of Company management.

On December 12, 2018, our board of directors held a meeting attended by members of our management team and representatives of Lazard and Cooley to discuss, among other things, the potential strategic transaction process. During this meeting, representatives of management presented the proposed long-range financial projections for the Company and the basis on which such projections were prepared, including development timelines, probability of success, revenue forecasts and certain potential partnership and licensing arrangements. Representatives of Lazard reviewed certain financial aspects of the November 26 Offer, including the assumptions around which the estimated price-per-share was predicated, and noted that, as of the date of the meeting, none of the other four potential counterparties contacted by Lazard had shown interest in engaging in further discussions regarding a possible strategic transaction. After discussion, including reviewing the competitive landscape in follicular lymphoma as informed by new data made available at the recent 2018 American Society of Hematology Meeting, our board of directors directed management to revise the proposed long-range financial projections to reflect a lower probability of success for our G100 program.

On December 20, 2018, at a meeting of our board of directors, attended by members of our management team and representatives of Lazard and Cooley, representatives of Lazard provided an update on communications

18.

with Parent, including the status of due diligence. Our board of directors then reviewed the revised long-range financial projections prepared by management to reflect the input previously provided by our board of directors and, after discussion around the changes made, authorized Lazard to use such revised forecasts in any future fairness analyses to be provided by Lazard in connection with a possible strategic transaction.

On January 8, 2019, a senior executive of Parent contacted representatives of Lazard and communicated that Parent was interested in moving forward with the proposed transaction with the Company, but that Parent was not willing to entertain any increase of the price in the November 26 Offer and that Parent would terminate discussions if the Company tried to seek a higher price. On the same day, a separate senior executive of Parent contacted Dr. Paya to deliver the same message.

On January 9, 2019, another senior executive of Parent met with Dr. Paya and reiterated the messages provided by the other executives of Parent the previous day.

On January 11, 2019, at a meeting of our board of directors, attended by members of our management team and representatives of Lazard and Cooley, Dr. Paya reviewed his interactions with representatives of Parent on January 8 and 9, 2019, noting in particular that Parent had stated the November 26 Offer was the last and final. Lazard provided a review of the strategic process, including the lack of engagement from other parties to date, the recent communications with and feedback from Parent, and discussed the necessity, notwithstanding Parent’s warnings around negotiating price, to have a definitive price-per-share articulated by Parent as the November 26 Offer included an estimated price-per-share based on certain assumptions that made a fixed price-per-share difficult for our board of directors to assess. After considering the terms of the November 26 Offer and the strategic process to date, our board of directors directed Lazard to solicit a firm price-per-share from Parent that was not subject to any outstanding assumptions. Following this meeting, representatives of Lazard contacted Parent to solicit such proposal and to discuss what information Parent needed in order to deliver such a proposal.

On January 12, 2019, in response to Parent’s request from the prior day, representatives of Lazard provided Parent and Credit Suisse (“Credit Suisse”), Parent’s financial advisor, a summary of the Company’s current capitalization, its expected cash balance and its assumptions related to transaction related expenses.

On January 15, 2019, Credit Suisse communicated to Lazard a price-per-share offer of $5.80. Representatives of Lazard communicated the $5.80 price-per-share offer to Dr. Paya and following discussion, determined that Lazard would provide feedback to Parent on this offer.

On January 16, 2019, at the direction of the Company, representatives of Lazard communicated to Parent that a $5.85 per share purchase price, consistent with the estimate provided in the November 26 Offer, would likely be viewed much more favorably by our board of directors.

On January 17, 2019, Parent provided Lazard a revised offer with a price-per-share of $5.85 subject only to the completion of confirmatory diligence (the “January 17 Offer”). The Transaction Committee held a telephonic meeting attended by members of our management team and representatives of Lazard and Cooley to discuss the January 17 Offer. Lazard provided an overview of their valuation discussions with Parent over the previous week that resulted in the January 17 Offer. At the meeting, a representative of Cooley reviewed the fiduciary duties of directors in connection with the consideration of a possible strategic transaction. At the conclusion of the meeting, the Transaction Committee, noting among other factors the lack of any viable third-party alternatives given that none of the four strategic counterparties previously approached or any other potential parties had engaged regarding a possible strategic transaction with the Company, recommended to our board of directors that, on the basis of the January 17 Offer, we move forward with confirmatory diligence and negotiating definitive documents with Parent.

On January 18, 2019, our board of directors held a telephonic meeting, with our senior management and representatives of Cooley and Lazard also attending. Representatives of Lazard provided an update regarding

19.

communications with Parent, including the January 17 Offer. After discussing the terms of the January 17 Offer with the representatives of Lazard and reviewing the Transaction Committee’s recommendation, including the basis for such recommendation, our board approved Parent moving forward with confirmatory diligence and negotiating definitive documents with Parent.

During the period beginning on January 19, 2019 and ending February 19, 2019, our management team conducted several due diligence calls with Parent and its representatives and responded to multiple written diligence requests submitted by Parent. Additionally, on January 29, 2019 and February 1, 2019, Parent conducted site visits to two of our vendors related to the manufacturing of GLA.

On January 23, 2019, Cooley sent a draft of the merger agreement to Gibson, Dunn & Crutcher LLP (“Gibson”), outside legal advisors to Parent, which included, among other things, a proposed termination fee equal to 2.5% of equity value payable by the Company to Parent under certain circumstances.

On January 29, 2019, Cooley sent a draft of the disclosure schedules to Gibson.

On February 4, 2019, Gibson sent Cooley a revised draft of the merger agreement, which reflected a revised termination fee equal to 3.75% of equity value, and comments to the disclosure schedules.

Between February 5, 2019 and February 20, 2019, the parties and representatives of Cooley and Gibson negotiated and finalized the remaining open issues in the merger agreement, and representatives of Cooley and Gibson also finalized the disclosure schedules.

On February 20, 2019, our board of directors held a telephonic meeting, with our senior management and representatives of Cooley and Lazard also attending. Dr. Paya provided our board of directors with a general update regarding the status of communications with Parent. Representatives of Lazard then reviewed their financial analyses of the $5.85 per Share cash consideration to be paid by Parent pursuant to the proposed merger agreement. Members of our board asked questions throughout such presentation. Lazard then orally rendered its opinion to our board of directors, which was subsequently confirmed in writing, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the written opinion, the $5.85 per Share cash consideration to be received by the holders of Shares (other than holders who are entitled to and properly demand an appraisal of their Shares, Parent, Purchaser, any subsidiary of Parent or held in the treasury of Immune Design) pursuant to the Offer and the Merger, was fair, from a financial point of view, to such holders. Representatives of Cooley then provided a review for our board of directors of the board’s fiduciary duties and reviewed with our board certain principal terms of the merger agreement that had been negotiated with Parent, including (a) the fiduciary duty exceptions that would permit the Company, in certain limited circumstances, to negotiate and accept an unsolicited superior proposal, (b) the 3.5% termination fee to be paid by the Company to Parent in certain limited circumstances, including in the event the Company were to terminate the transaction in order to accept an alternative transaction with another party, (c) the conditions to consummation of the Offer and the Merger, and (d) certain employee related compensation matters, and answered questions from members of our board of directors regarding the terms of the merger agreement.

Following the presentation by Cooley, our board of directors continued to discuss the potential transaction with Parent, including the potential reasons for the proposed transaction described in “Reasons for the Transaction”. Following such discussion, our board of directors unanimously (i) determined that the Merger Agreement and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Immune Design and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Immune Design of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Immune Design accept the Offer and tender their shares to Purchaser pursuant to the Offer. Later that afternoon, representatives of the Company, Parent and Purchaser

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executed the definitive merger agreement. Execution of the Merger Agreement was publicly announced in a joint press release issued by the parties on the morning of February 21, 2019.

(ii) Reasons for Recommendation

On February 20, 2019, our board of directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Immune Design and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Immune Design of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Immune Design tender their Shares to Purchaser pursuant to the Offer, subject to the right of the our board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement.

Our board of directors consulted with our management and legal and financial advisors in evaluating the Merger Agreement and the Offer and the Merger. Our board of directors also considered the following factors (which are not listed in any relative order of importance) in reaching its conclusion to approve the Merger Agreement and the Transactions:

Nature of Immune Design’s Business

•

Our board of directors’ assessment of our prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in our business, including, among other things: (a) risks relating to enrollment, completion, and technical success of clinical trials of, and seeking regulatory approval for, G100 and other product candidates, (b) risks related to the launch and manufacturing of G100, (c) risks with respect to building a sales, marketing and distribution infrastructure for and successfully commercializing such product, (d) risks relating to competition, particularly in our lead indication for G100, from existing drugs and drugs under development, (e) risks relating to commercial drug sales, including risks relating to reimbursement and product pricing, (f) the belief that we would require additional capital in order to execute on our strategy before achieving profitability and the potential costs of capital, including dilution to the existing equity holders, (g) risks related to developing our pipeline with limited financial resources, and (h) the execution risks associated with transforming a clinical-stage cancer immunotherapy company focused on product development into a profitable company with sufficient scale and sales execution ability to compete effectively, including the formation of successful partnerships to develop and sell our product candidates outside of the United States.

•

Our board of directors’ assessment of the need to raise additional equity financing in the future and the potential financing environment for Immune Design, including the timing and nature of new data to act as a potential catalyst for a higher stock price, the ability to raise additional financing on terms acceptable to it, and Immune Design’s current liquidity position and depressed stock price.

•

Our board of directors’ belief, after consideration of potential strategic alternatives and discussions with our management, the results of multiple prior business development processes, market checks and discussions with other industry participants, including through a comprehensive strategic review process during which we reached out to multiple potential counterparties, and our board of directors’ own knowledge of our current assets, that the sale of the Shares for the Offer Price is more certain and favorable to the stockholders of Immune Design than the potential value that might have resulted from other strategic options available to Immune Design, including continuing to operate the business as a standalone public company or a sale of certain assets.

Natureof the Offer

•	Offer consists solely of an upfront cash payment, providing a risk- and dilution-free return of immediate value and liquidity to our stockholders.

21.

•	The fact that the $5.85 price to be paid for each Share in connection with the Offer and the Merger:

•

represents (a) a 312% premium to the closing price of $1.42 per Share on February 20, 2019, the last trading day before the Offer and the Merger were approved by our board of directors, and (b) a 294% premium over the prior 20-trading day volume-weighted average price of $1.49; and

•

represents a premium considering Immune Design’s stock has traded with a closing price under $2.10 per Share since October 2018, and has not traded with a closing price above $5.00 per share since October 2017.

•

Our board of directors’ belief that, as a result of arm’s length negotiations with Parent, Immune Design negotiated the highest price per share that Parent had been willing to pay for Immune Design and that the terms of the Merger Agreement include the most favorable terms to Immune Design in the aggregate to which Parent was willing to agree.

•

Our board of directors’ belief that Immune Design had engaged in a reasonable process to obtain the best value reasonably available for our stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Immune Design if such parties were interested in a strategic transaction.

•

Our board of directors’ belief, based on Parent’s position as a leading pharmaceutical company with a commitment to research and development, that Parent is an appropriate acquirer for our pipeline assets.

•

The opinion, dated February 20, 2019, of Lazard to our board of directors as to the fairness, from a financial point of view and as of such date, of the $5.85 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Shares held by holders who are entitled to and properly demand an appraisal of their Shares, owned by Parent, Purchaser or any Subsidiary (as defined in the Merger Agreement) of Parent or held in the treasury of Immune Design) pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described below under “—Opinion of Lazard Frères & Co. LLC.”

•

Our board of directors considered the anticipated timing of the consummation of the Transactions, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL which would not require additional stockholder approval and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. Our board of directors also considered that the potential for closing the Transactions in a relatively short time frame could also reduce the amount of time during which our business would be subject to the potential uncertainty of closing and related disruption.

•

The fact that, under certain circumstances, Purchaser must, at our election, extend the Offer for one or more periods if any Offer condition set forth in the Merger Agreement has not been satisfied or, to the extent permitted by the Merger Agreement, waived.

•

Our board of directors’ belief that the Offer would likely be consummated after taking into account the nature of the conditions to the Offer, including the absence of any financing condition and our board of directors’ belief that the transaction is unlikely to be delayed by any regulatory review.

•	The other terms and conditions of the Merger Agreement, including the following related factors:

•	Parent’s ability to fund the Offer Price and the Merger Consideration with cash;

•	the lack of a contingent payment structure, the nature and conditions to Parent’s obligations to consummate the Transactions and the risk of non-satisfaction of such conditions;

22.

•

the conclusion of our board of directors that the termination fee of $10.5 million, and the circumstances when such termination fee may be payable by Immune Design, such as in connection with a superior offer, are reasonable in light of the benefit of the Offer and the other Transactions;

•

the ability of our board of directors under the Merger Agreement to withdraw or modify its recommendation that our stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and our right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to compliance with certain requirements (including the payment of the termination fee), and the related ability for other parties to approach Immune Design if such party is potentially interested in such a transaction, subject in each case to the terms and conditions of the Merger Agreement;

•	the availability of statutory appraisal rights to our stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under the DGCL; and

•

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

Our board of directors also considered a variety of risks, uncertainties, restrictions and other potentially negative factors in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

The fact that we would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of Immune Design or benefit from the successful execution of our current strategy as a public company.

•

The potential effects of the announcement and pendency of the Merger Agreement and the Offer on our operations, Share price, employees, collaborators and suppliers, and the possibility of any suit, action or proceeding in respect of the Merger Agreement or the Transactions.

•

The financial interests of our executive officers and directors and the fact that our executive officers and members of our board of directors may be deemed to have interests in the execution and delivery of the Merger Agreement and the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally.

•	The risk that the Offer may not receive the requisite tenders from Immune Design’s stockholders and therefore may not be consummated.

•	The fact that if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	we will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	we may have lost employees after announcement of the Offer or our relationships with physicians, suppliers, consultants, licensors and other business partners may be adversely affected;

•	our business may be subject to significant disruption; and

•	our directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

23.

•

The $10.5 million termination fee payable to Parent upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from making a competing offer for Immune Design that might be more advantageous to our stockholders.

•	The fact that any gain realized by our stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•

The restrictions in the Merger Agreement on the conduct of our business prior to the consummation of the Merger, which may delay or prevent us from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our board of directors in connection with its recommendation. In view of the wide variety of factors considered by our board of directors in connection with the evaluation of the Merger Agreement, the Offer and the Merger and the complexity of these matters, our board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our board of directors also considered the interests of our executive officers and directors as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

(iii) Certain Financial Projections

Immune Design does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. However, in connection with the review of potential strategic alternatives, at the direction of our board of directors, our management prepared unaudited, long-range financial projections (the “Projections”), reflecting a set of probability-adjusted assumptions about future regulatory approvals for Immune Design’s products. The Projections were initially provided to our board of directors on December 12, 2018, and a revised version was subsequently approved by our board of directors on December 20, 2018, after having been updated at the direction of our board of directors as further described above under the heading “—Background of Offer and Merger” in this Item 4 of this Schedule 14D-9.

Immune Design provided the Projections to our board of directors and to Lazard and directed Lazard to use the Projections in connection with the rendering of its fairness opinion to our board of directors and performing its related financial analyses, as described below under the heading “—Opinion of Lazard Frères & Co. LLC” in this Item 4 of this Schedule 14D-9.

The summary of the Projections set forth below is included solely to give Immune Design stockholders access to certain financial projections that were made available to our board of directors and advisors and is not being included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose. The Projections were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

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The Projections include “non-GAAP financial measures,” which are financial measures that are not calculated in accordance with GAAP. The non-GAAP financial measures in the Projections were relied upon by Lazard for purposes of its opinion and by our board of directors in connection with its consideration of the Offer and the Merger. Financial measures provided to a financial advisor in these circumstances are excluded from the definition of non-GAAP financial measures for purposes of SEC rules and, therefore, are not subject to SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of the non-GAAP financial measures in the Projections were not relied upon by Lazard for purposes of its opinion or by our board of directors in connection with its consideration of the Offer or the Merger. Accordingly, we have not provided a reconciliation of the non-GAAP financial measures included in the Projections to the relevant GAAP financial measures. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude items, including charges and credits, that are required to be included in a GAAP presentation.

The Projections reflect numerous estimates and assumptions made by our management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Immune Design’s control. For example, in preparing the Projections, our management assumed and applied a 35% probability of achieving technical and regulatory success of G100 in 4L follicular lymphoma based on demonstrated efficacy and unmet need, tempered by emerging objective response rates by other products in clinical development by third parties, and a 20% probability of achieving technical and regulatory success of G100 in 2L follicular lymphoma, 2L cutaneous T-cell lymphoma and 2L marginal zone lymphoma to reflect a lack of data.

The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. The inclusion of the Projections should not be regarded as an indication that we, Lazard, any of Lazard’s respective affiliates or anyone else who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. Our management and Lazard do not intend to, and disclaims any obligation to, update, revise or correct the Projections if any of them are or become inaccurate (even in the short term).

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on our business and its results of operations. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the pharmaceutical industry is, in particular, a highly speculative endeavor.

By including the summary of the Projections in this Schedule 14D-9, none of Immune Design, Lazard or any of Lazard’s respective affiliates or representatives has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of Immune Design, Parent, Purchaser or any of their respective affiliates compared to the information contained in the Projections. Immune Design has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections. Neither Immune Design nor Lazard nor any of Lazard’s respective affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Projections summarized in this section were prepared during the periods described above under the heading “—Background of Offer and Merger” in this Item 4 of this Schedule 14D-9 and have not been updated

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to reflect any changes after the date they were prepared. The Projections do not take into account any circumstances or events occurring after the date they were prepared. Stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

The Projections summarized below reflect two distinct sets of assumptions. The Case 1 Projections reflect a probability-adjusted product run-off scenario and assume that Immune Design elects to develop and commercialize G100 as its only product candidate and to pursue certain collaborations arrangements relating to HSV, RSV and HPV. The term of the Case 1 Projections continue through 2038 and assume loss of patent exclusivity of G100 in 2034, following which point revenue and cash flows are estimated to reach de minimis levels as this case assumes Immune Design has not invested in the research and development of other products to commercialize. The Case 2 Projections reflect a probability-adjusted going concern scenario and assume that Immune Design develops and commercializes G100 and pursues certain collaborations arrangements relating to HSV, RSV and HPV, but also invests in the development and commercialization of other pipeline and platform products (e.g., G100 in other indications, ZVex-IL12, CA21, SLA and CMB305 and additional GLA collaborations), but that none of these additional products or collaborations are commercialized prior to 2030. The Case 2 Projections also consider Immune Design as an ongoing enterprise and assume that Immune Design is able to generate future revenues and cash flows in perpetuity based on continued reinvestment into its pipeline, technologies and R&D capabilities.

Case 1: Standalone Probability-Adjusted Product Run-Off Projections

(dollars in millions)

	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2030E	2032E	2034E	2036E	2038E
Total Probability-Adjusted Revenue(1)	$5	$5	$0	$27	$19	$41	$56	$111	$146	$199	$284	$285	$299	$41	$23
Non-GAAP Operating Income(2)	($38)	($55)	($86)	($63)	($65)	($36)	($17)	$36	$96	$143	$212	$207	$217	$26	$13
Free Cash Flow(3)	($49)	($61)	($88)	($60)	($62)	($36)	($19)	$28	$84	$130	$201	$158	$164	$21	$11

(1)

Includes probability-adjusted revenue from (a) 4L follicular lymphoma sales and 2L follicular lymphoma sales, (b) 2L cutaneous T-cell lymphoma sales and 2L marginal zone lymphoma sales and (c) upfront payments, royalties and milestones from existing collaborations relating to HSV and future potential collaborations relating to RSV and HPV.

(2)	Non-GAAP operating income is calculated to exclude stock-based compensation.
(3)

Free Cash Flow is a non-GAAP financial measure calculated as Non-GAAP operating income less (a) cash taxes, less (b) capital expenditures, less (c) change in net working capital, plus (c) depreciation and amortization. Free Cash Flow in calendar years 2019 – 2025 assumes no cash taxes are payable, in calendar years 2026 – 2030 assumes an effective tax rate of 5% and in calendar years 2031 – 2038 assumes an effective tax rate of 24%.

Case 2: Probability-Adjusted Going Concern DCF Projections

(dollars in millions)

	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Probability-Adjusted Revenue(1)	$5	$5	$0	$27	$19	$41	$56	$111	$146	$199	$244	$284
Non-GAAP Operating Income(2)	($38)	($55)	($86)	($63)	($65)	($36)	($21)	$15	$63	$86	$107	$129
Free Cash Flow(3)	($49)	($61)	($88)	($60)	($62)	($36)	($22)	$7	$53	$76	$100	$122

(1)	Includes probability-adjusted revenue from (a) 4L follicular lymphoma sales and 2L follicular lymphoma sales, (b) 2L cutaneous T-cell lymphoma sales and 2L marginal zone lymphoma sales and (c) upfront

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payments, royalties and milestones from existing collaborations relating to HSV and future potential collaborations relating to RSV and HPV.
(2)	Non-GAAP operating income is calculated to exclude stock-based compensation.
(3)

Free Cash Flow is a non-GAAP financial measure calculated as Non-GAAP operating income less (a) cash taxes, less (b) capital expenditures, less (c) change in net working capital, plus (c) depreciation and amortization. Free Cash Flow in calendar years 2019 – 2025 assumes no taxes are payable and in calendar years 2026 – 2030 assumes an effective tax rate of 5%.

(iv) Opinion of Lazard Frères & Co. LLC

Summary of Opinion

The Company retained Lazard as its financial advisor in connection with the Transactions. On February 20, 2019, Lazard rendered its written opinion to the Board that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be paid to holders of the Shares, other than Shares owned by Parent, Purchaser or any Subsidiary (as defined in the Merger Agreement) of Parent or held in the treasury of the Company (such holders, together with any holders of Shares who are affiliates of Parent or Purchaser, collectively, “Excluded Holders”), in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated February 20, 2019, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this Schedule 14D-9 as Annex I and is incorporated by reference herein in its entirety. The following summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s engagement and its opinion were for the benefit of the Board (in its capacity as such), and Lazard’s opinion was rendered to the Board in connection with its evaluation of the Transactions and addressed only the fairness as of the date of the opinion, from a financial point of view, to holders of Shares (other than Excluded Holders) of the consideration to be paid to such holders pursuant to the Offer and the Merger. Lazard’s opinion was not intended to, and does not, constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Offer, how such stockholder should vote with respect to the Merger (if applicable) or otherwise act in connection with the Transactions or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Transactions. In addition, Lazard’s opinion did not address the relative merits of the Transactions as compared to any other transaction or business strategy in which the Company might have engaged or the merits of the underlying decision by the Company to engage in the Transactions.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the Merger Agreement;

•	Reviewed certain publicly available historical business and financial information relating to the Company;

•	Reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company (the “Projections”);

•	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

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•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	Reviewed historical stock prices and trading volumes of the Shares; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the Projections, Lazard assumed, with the consent of the Company, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of the Company, that the Transactions would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Transactions would not have an adverse effect on the Company or the Transactions. Lazard did not express any opinion as to any tax or other consequences that might result from the Transactions, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company had obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the consideration to the extent expressly specified in the opinion) of the Transactions, including, without limitation, the form or structure of the Transactions or any agreements or arrangements entered into in connection with, or contemplated by, the Transactions. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transactions, or class of such persons, relative to the Merger Consideration or otherwise.

In connection with rendering its opinion, Lazard performed certain financial analyses and reviews of certain information that Lazard deemed appropriate in connection with rendering its opinion as summarized below under “—Summary of Lazard Financial Analyses” and “—Other Analyses.” The summary of the analyses and reviews provided below under “—Summary of Lazard Financial Analyses” and “—Other Analyses” is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Considering selected portions of these analyses and reviews or the summary contained in “—Summary of Lazard Financial Analyses” and “—Other Analyses,” without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any particular analysis or review or application thereof considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard’s analyses and reviews, as a comparison, is identical to the Company, its business or the Transactions, and an evaluation of the results of those analyses and

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reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

Summary of Lazard Financial Analyses

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 19, 2019, and is not necessarily indicative of current market conditions. Lazard used a treasury stock method to calculate a total number of fully diluted shares outstanding of approximately 49.2 million based on the market price of the Shares on February 19, 2019 and approximately 51.4 million at closing based on the Offer Price (based on the Shares and other equity securities outstanding as of January 30, 2019 (based on the capitalization table provided by Company management) and the estimated shares issuable from the ESPP), which estimated number of Shares, for the avoidance of doubt, does not include any dilution based on future potential capital raises).

Probability-Adjusted Product Run-off / Sum-of-the-Parts DCF Analysis

Using the Projections, Lazard performed an illustrative sum-of-the-parts DCF analysis to derive a range of illustrative present values per Share. In connection with this analysis, Lazard performed separate DCF analyses with respect to the following products and collaborations of the Company:

•	G100 in 4L Follicular Lymphoma (“4L FL”);

•	G100 in 2L Follicular Lymphoma (“2L FL”);

•	G100 in 2L Cutaneous T-Cell Lymphoma (“CTCL”);

•	G100 in 2L Marginal Zone Lymphoma (“MZL”);

•	HSV collaboration with Sanofi;

•	A potential RSV collaboration; and

•	A potential HPV collaboration with Merck & Co.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

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Using a mid-year convention and discount rates ranging from 12.0% to 15.0%, reflecting estimates of the Company’s weighted average cost of capital and selected by Lazard based on its professional judgment, Lazard discounted to present value as of March 31, 2019, the assumed closing date of the Transactions, risk-adjusted estimates of the free cash flows to be generated from each product and collaboration described above for the period from March 31, 2019 to December 31, 2038 (e.g., after loss of exclusivity for G100 in 2034) with a terminal value based on a negative terminal growth rate of (50%) – (20%), all as reflected in the Projections, to derive a range of illustrative enterprise values for each product.

Lazard then added to the ranges of illustrative enterprise values the net cash of the Company projected as of an assumed closing date of the Transactions of March 31, 2019 of $84mm to derive a range of illustrative equity values for the Company. Lazard then divided the range of illustrative equity values it derived for the Company by the total number of fully diluted shares of the Company outstanding calculated based on the Shares and other equity securities outstanding as of January 30, 2019 (based on the capitalization table provided by Company management) and the estimated shares issuable from the ESPP (calculated using the treasury stock method), which estimated number of Shares, for the avoidance of doubt, does not include any dilution based on future potential capital raises, to derive a range of illustrative present values per Share ranging from $1.90 – $3.39.

Probability-Adjusted Going Concern DCF Analysis

Lazard also performed a discounted cash flow analysis of the Company as a going concern. This analysis considered the Company as an ongoing enterprise and assumed that the Company is able to grow in perpetuity based on continued reinvestment into its pipeline, technologies and research & development capabilities, and therefore ascribed a significant terminal value.

Using a mid-year convention and discount rates ranging from 12.0% – 15.0% reflecting estimates of the weighted average cost of capital of the Company and selected by Lazard based on its professional judgment, Lazard discounted to present value as of March 31, 2019 (a) probability-adjusted estimates of the unlevered free cash flow to be generated by the Company for the period from March 31, 2019 to December 31, 2030, as reflected in the Projections, and (b) a range of illustrative terminal values for the Company, which were calculated by applying terminal growth rates ranging from 1.0% – 3.0%, which were selected by Lazard based on its professional judgment, to a probability-adjusted estimate of the unlevered free cash flow to be generated by the Company for a terminal year of 2030 (excluding cash flow from anticipated NOL usage in the terminal year) as reflected in the Projections to derive ranges of illustrative enterprise values.

Lazard then added to the ranges of illustrative enterprise values the net cash of the Company projected as of an assumed closing date of the Transactions of March 31, 2019 of $84mm to derive a range of illustrative equity values for the Company. Lazard then divided the range of illustrative equity values it derived for the Company by the total number of fully diluted shares of the Company outstanding calculated based on the Shares and other equity securities outstanding as of January 30, 2019 (based on the capitalization table provided by Company management) and the estimated shares issuable from the ESPP (calculated using the treasury stock method), which estimated number of Shares, for the avoidance of doubt, does not include any dilution based on future potential capital raises, to derive a range of illustrative present values per Share ranging from $1.58 to $5.02.

Comparable Companies – Peak Sales Multiples Analysis

Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly-traded development-stage companies in the biotechnology industry whose operations Lazard believed, based on its experience with companies in the biotechnology industry and professional judgment, to be generally relevant in analyzing the Company’s operations for purposes of this analysis. Lazard compared such information to the corresponding information for the Company.

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The selected group of companies used in this analysis, which we refer to as the “Comparable Companies,” was as follows:

•	Iovance Biotherapeutics, Inc.;

•	CytomX Therapeutics, Inc.;

•	Tyme Technologies, Inc.;

•	Calithera Biosciences, Inc.;

•	Syros Pharmaceuticals, Inc.;

•	MEI Pharma, Inc.;

•	Jounce Therapeutics, Inc.;

•	Celldex Therapeutics, Inc.;

•	Curis, Inc.; and

•	Aileron Therapeutics Inc.

Lazard selected the companies reviewed in this analysis because, among other things, the Comparable Companies operate businesses similar to the business of the Company and are in similar stages of product development. However, no selected company is identical to the Company. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Transactions and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the Comparable Companies that could affect the public trading values of each also are relevant.

For purposes of this analysis, Lazard calculated the enterprise value of each Comparable Company by multiplying the number of outstanding shares for each Comparable Company by its stock price as of February 19, 2019, plus its total debt less its cash and cash equivalents as reported by FactSet and as reflected in such company’s public filings. Lazard then calculated for each Comparable Company the ratio of the enterprise value of such Comparable Company to the probability adjusted peak sales value for such Comparable Company based on the median of disclosed consensus equity research estimates as of February 19, 2019, rounded to the nearest $10mm (such ratio, the “Comparable Company EV / Probability Adjusted Peak Sales Multiple”).

The results of these analyses are set forth below:

	Enterprise Value	Probability Adjusted Peak Sales(1)	Enterprise Value / Probability Adjusted Peak Sales	Implied Value per Share
High	$1,042	$1,180	0.9x
75th Percentile	$262	$588	0.5x	$3.67
Median	$80	$440	0.3x	$3.03
Mean	$196	$470	0.3x	$2.81
25th Percentile	$13	$150	0.1x	$1.99
Low	$(77)	$70	(0.5x)

(1)	Probability adjusted peak sales attributable to each Comparable Company based on median of disclosed equity research estimates. Estimates rounded to nearest $10mm.

Lazard derived a low and high enterprise valuation range, as well as a low and high range of the Comparable Company EV / Probability Adjusted Peak Sales Multiples, each based on the 25th and 75th percentile

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enterprise values and multiples, respectively, of the Comparable Companies. Lazard applied the 25th and 75th percentile ranges of the Comparable Company EV / Probability Adjusted Peaks Sales Multiples for the Comparable Companies to the Company’s probability adjusted peak G100 sales of $220mm in 4L FL and 2L FL to derive low and high equity valuations of the Company and, after adjusting for net debt, preferred stock and minority interest as appropriate, an implied value per Share was calculated based on the total number of fully diluted shares of the Company outstanding calculated based on the Shares and other equity securities outstanding as of January 30, 2019 (based on the capitalization table provided by Company management) and the estimated shares issuable from the ESPP (calculated using the treasury stock method), which estimated number of Shares, for the avoidance of doubt, does not include any dilution based on future potential capital raises.

Based on the above analysis, Lazard estimated an implied price per Share range and compared it to the consideration to be paid to holders of the Shares, other than Excluded Holders, in the Offer and the Merger:

Company Probability Adjusted Peak G100 Sales	Comparable Company EV / Probability Adjusted Peak Sales Multiple Range(1)	Implied Price Per Share Range	Offer Price / Merger Consideration
$220,000,000(2)	0.1x – 0.5x	$1.99 – $3.67	$5.85

(1)	Range based on 25th – 75th percentile of selected Comparable Companies.
(2)

However, Lazard noted that if sales of MZL and CTCL were included probability-adjusted peak sales would increase from $220mm to ~$285mm, which would imply a higher per Share equity value range of $2.08 – $4.24.

Lazard then compared the ranges of implied value of each Share based on the above analysis to the closing price of the Shares on February 19, 2019 of $1.39.

Precedent Transactions Analysis

Lazard reviewed and analyzed precedent merger and acquisition transactions of similar biotechnology companies it viewed as generally relevant in analyzing the Company. In performing this analysis, Lazard reviewed certain financial information and transaction multiples relating to the companies involved in such transactions and compared such information to the corresponding information for the Company. Specifically, Lazard reviewed five public biotech company acquisitions announced since 2012 involving oncology lead assets for which sufficient public information was available as set forth below.

Date Announced	Acquiror	Target
02/21/18	Merck & Co, Inc.	Viralytics Limited
01/31/18	Seattle Genetics, Inc.	Cascadian Therapeutics, Inc.
09/29/14	Daiichi Sankyo Company, Ltd.	Ambit Biosciences Corporation
11/19/13	Clovis Oncology, Inc.	Ethical Oncology Science S.p.A.
12/12/12	Gilead Sciences, Inc.	YM BioSciences Inc.

To the extent publicly available, Lazard reviewed, among other things, the ratio of the enterprise value of the target companies (based on both the upfront and total consideration payable in such transaction) to the probability adjusted peak sales of each of the target companies based on the median of disclosed equity research estimates, rounded to the nearest $10mm (such ratio, the “Precedent Transactions EV / Probability Adjusted Peak Sales Multiple”).

Lazard derived low and high ranges of Precedent Transaction EV / Probability Adjusted Peak Sales Multiples, each based on the upfront and total transaction values of the precedent transactions. Lazard then applied the 25th and 75th percentile ranges of the Precedent Transaction EV / Probability Adjusted Peaks Sales

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Multiples for the precedent transactions to the Company’s probability adjusted peak G100 sales of $220mm in 4L FL and 2L FL to derive low and high equity valuations of the Company and, after adjusting for net debt, preferred stock and minority interest as appropriate, an implied value per Share was calculated based on the total number of fully diluted shares of the Company outstanding calculated based on the Shares and other equity securities outstanding as of January 30, 2019 (based on the capitalization table provided by Company management) and the estimated shares issuable from the ESPP (calculated using the treasury stock method), which estimated number of Shares, for the avoidance of doubt, does not include any dilution based on future potential capital raises.

Based on the above analysis, Lazard estimated the implied price per Share ranges provided in the chart below and compared them to the consideration to be paid to holders of the Shares, other than Excluded Holders, in the Offer and the Merger:

	Precedent Transaction EV / Probability Adjusted Peak Sales Multiple Range(1)	Implied Price Per Share Range(2)	Offer Price / Merger Consideration
Upfront transaction values	0.6x – 0.9x	$4.10 – $5.42	$5.85
Total transaction values(3)	0.8x – 1.1x	$5.01 – $6.25	$5.85

(1)	Range based on 25th – 75th percentile range of selected precedent transactions.
(2)

Includes upfront and total transaction values (including full value of all proposed contingent payments) applied to the Company’s probability adjusted peak G100 sales of ~$220mm in 4L FL and 2L FL. The Company does not receive credit from analysts for CTCL or MZL. Probability adjusted peak sales including MZL and CTCL of ~$285mm implies a per Share equity value range of $4.79 – $6.48 based on upfront values and $5.95 – $7.55 based on total transaction values of precedent transactions.

(3)	Includes full value of all proposed contingent payments.

Other Analyses

The analyses and data described below were presented to the Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Premiums Paid Analysis

Using information from publicly available company filings and FactSet, Lazard analyzed the premium paid in the acquisitions of 16 public development-stage biotech companies in transactions announced since 2014. For each of the precedent transactions, Lazard calculated the implied premium as a percentage based on the amount by which the upfront per-share consideration in each transaction exceeded the target company’s closing share price on a one-day basis, measured based on the last trading day upon which shares of the target company traded on an unaffected basis (determined as the last trading day prior to the first public report of a possible transaction).

The analysis indicated the following premiums paid:

	Premium Paid(1)	Implied Per Share Value
High	498%
75th Percentile	130%	$3.20
Mean	131%	$3.21
Median	81%	$2.52
25th Percentile	69%	$2.35
Low	17%

(1)	Premium to share price based on one day prior to unaffected date.

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52-Week High/Low Trading Prices

Lazard reviewed the range of trading prices of Shares for the 52 weeks ended on February 19, 2019. Lazard observed that, during such period, the per share price of the Shares ranged from $4.95 per share on July 6, 2018 to $1.15 per share on December 21, 2018, as compared to the consideration of $5.85 per share.

Research Analyst Price Targets

Lazard reviewed selected equity analyst price targets based on published, publicly available Wall Street equity research reports as of February 19, 2019. Lazard observed that such price targets ranged from $2.00 to $9.00 per Share, as compared to the consideration of $5.85 per Share.

Miscellaneous

In connection with Lazard’s services as financial advisor to the Company with respect to the Transactions, the Company agreed to pay Lazard a fee of $1 million, payable upon the earliest announcement of a Transaction, execution of a definitive agreement with respect to the Transactions or the rendering of the Opinion, and a fee of $5.4 million, payable upon consummation of the Transactions. The Company also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under United States federal securities laws.

During the two-year period prior to the date of Lazard’s opinion, no material relationship existed between Lazard or any of its affiliates and the Company or Parent pursuant to which compensation was received by Lazard or its affiliates. Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to the Company because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in the biotechnology industry specifically, as well as its familiarity with the business of the Company.

The Company and Parent determined the consideration of $5.85 in cash per share of the Shares to be paid to the holders of the Shares (other than Excluded Holders) in the Offer and the Merger through arm’s-length negotiations, and the Board unanimously approved such consideration. Lazard did not recommend any specific consideration to the Board or any other person or indicate that any given consideration constituted the only appropriate consideration for the Transactions. Lazard’s opinion was one of many factors considered by the Board, as discussed in “Item 4. The Solicitation or Recommendation” and “—Reasons for the Recommendation” above.

(v) Intent to Tender

As of March 1, 2019, our directors and executive officers, as a group, beneficially owned 404,682 Shares (excluding shares of capital stock of Immune Design issuable upon the exercise of Stock Options and RSU Awards), representing approximately 0.8% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered

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pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Lazard’s engagement letter with Immune Design, Immune Design retained Lazard as Immune Design’s financial advisor in connection with the Offer and the Merger and to render Lazard’s opinion to the Immune Design board of directors referred to in “Item 4. The Solicitation or Recommendation” above. Lazard’s opinion to the Immune Design board of directors does not constitute a recommendation to any stockholder of Immune Design as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger. Immune Design has paid or agreed to pay Lazard a fee of $1 million that became payable upon Lazard’s delivery of its opinion on February 20, 2019. If the Offer or the Merger is consummated, Immune Design has agreed to pay Lazard an additional fee of approximately $5.4 million. Whether or not the Offer or the Merger is consummated, Immune Design also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under United States federal securities laws.

Neither Immune Design nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Immune Design on its behalf with respect to the Offer, the Merger or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9 except for sales of 25,466 Shares for tax withholding purposes on behalf of our executive officers in connection with the vesting of RSU Awards referenced in “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Treatment of Stock Options and RSU Awards.” above.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Immune Design, any subsidiary of Immune Design or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Immune Design or any subsidiary of Immune Design, (ii) any purchase, sale or transfer of a material amount of assets of Immune Design or any subsidiary of Immune Design, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Immune Design.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Immune Design

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receives an unsolicited acquisition proposal. The information set forth in Section 13 (The Transaction Documents) of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this “Item 7. Purposes of the Transaction and Plans or Proposals.”

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Immune Design and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On February 20, 2019, our board of directors unanimously (a) determined that the Merger Agreement and Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Immune Design and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) of the DGCL, (c) approved the execution, delivery and performance by Immune Design of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of Immune Design accept the Offer and tender their shares to Purchaser pursuant to the Offer.

If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), represent at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our board of directors has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

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Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Immune Design who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Immune Design will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Immune Design at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Immune Design of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Immune Design, 1616 Eastlake Ave. E., Suite 310, Seattle, Washington 98102, Attention: Corporate Secretary. The demand for appraisal must be executed by

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or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanding appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Immune Design is under no obligation to and has no present intention to file a petition and holders should not assume that Immune Design will file a petition or that it will initiate any negotiations with respect to the fair market value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights with respect to the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of

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their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. If immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within

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120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger described herein.

Under the provisions of the HSR Act applicable to the Offer, the waiting period will expire at 11:59 p.m., Eastern Time, 15 calendar days following Parent’s filing of a Premerger Notification and Report Form with the FTC and Antitrust Division, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern Time, on the next regular business day. Before such time, however, the FTC or Antitrust Division may terminate such waiting period early, or may extend the waiting period by issuing a Request for Additional Information (a “Second Request”) to Parent. If a Second Request is made, the waiting period will expire at 11:59 p.m., Eastern Time, on the tenth calendar day after Parent certifies substantial compliance with such request, unless otherwise extended by agreement or court order. In addition, the initial waiting period may be restarted if Parent voluntarily withdraws and re-files its pre-merger notification filing (a “pull-and-refile”). Immune Design must also file a Premerger Notification and Report Form.

A Premerger Notification and Report Form under the HSR Act is expected to be filed by Parent with the FTC and the Antitrust Division in connection with the acquisition of Shares in the Offer on March 5, 2019. Accordingly, the required waiting period with respect to the Offer is expected to expire at 11:59 P.M., Eastern Time, on March 20, 2019, unless (a) the period is shortened because it is terminated early, (b) the period is lengthened by a pull-and-refile, or (c) the period is lengthened because a reviewing agency issues a Second Request.

The FTC or the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Parent’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the transaction would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Immune Design or any of their respective subsidiaries or affiliates.

U.S. state attorneys general, foreign competition authorities and private persons may also bring legal action under the antitrust laws seeking to enjoin the transaction, seeking conditions to the completion of the Offer or, if

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Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger Parent may not be obligated to consummate the Offer or the Merger. See Section 15 (Conditions of the Offer) of the Offer to Purchase for other conditions to the consummation of the Offer.

Parent has determined that no foreign antitrust filings would be required in connection with the acquisition of Shares in the Offer.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 regarding Immune Design may contain forward-looking statements including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the strategic and other potential benefits of the transaction. Completion of the Offer and Merger are subject to conditions, including satisfaction of a minimum tender condition, and there can be no assurance that those conditions can be satisfied or that the Transactions will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully develop and market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty; and other risk factors described in Immune Design’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Immune Design with the SEC by contacting Investor Relations at 1616 Eastlake Ave E., Suite 310 Seattle, Washington 98102 (206) 682-0645 or by email at ir@immunedesign.com, or through Immune Design’s Investor Relations page at www.immunedesign.com. The reader is cautioned not to unduly rely on these forward-looking statements. Any forward-looking statements in this Schedule 14D-9 are based on information known to Immune Design on the date hereof. Immune Design does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated as of March 5, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser, filed March 5, 2019 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

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Exhibit No.	Description

(a)(3)	Joint Press Release issued by Parent and Immune Design, dated as of February 21, 2019 (incorporated by reference to Exhibit 99.1 to Immune Design’s Current Report on Form 8-K (File No. 001-36561), filed February 21, 2019).

(a)(4)	Summary Advertisement as published in the Wall Street Journal on March 5, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)	Immune Design employee presentation and form of email communication to Immune Design partners, first used on February 21, 2019 (incorporated by reference to Exhibits (i) and (ii) to Schedule 14D-9C (File No. 005-88256), filed February 21, 2019).

(a)(6)	Opinion of Lazard Frères & Co. LLC, dated as of February 20, 2019 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of February 20, 2019, among Immune Design, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Immune Design’s Current Report on Form 8-K (File No. 001-36561), filed on February 21, 2019).

(e)(2)	Confidentiality Agreement, dated as of December 4, 2018, by and between Immune Design and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Definitive Proxy Statement of Immune Design on Schedule 14A (incorporated by reference to Immune Design’s Form DEF 14A, filed on April 26, 2018).

(e)(4)	Immune Design’s 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Immune Design’s Registration Statement on Form S-1 (File No. 333-196979), filed on June 23, 2014).

(e)(5)	Form of Option Agreement under Immune Design’s 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Immune Design’s Registration Statement on Form S-1 (File No. 333-196979), filed on June 23, 2014).

(e)(6)	Immune Design’s 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.6 to Immune Design’s Registration Statement on Form S-8 (File No. 333-197748), filed on July 31, 2014).

(e)(7)	Form of Incentive Stock Option Agreement under Immune Design’s 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to Immune Design’s Registration Statement on Form S-1/A (File No. 333-196979), filed on July 14, 2014).

(e)(8)	Form of Non-Qualified Option Agreement under Immune Design’s 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to Immune Design’s Registration Statement on Form S-1/A (File No. 333-196979), filed on July 14, 2014).

(e)(9)	Form of Restricted Stock Unit Agreement under Immune Design’s 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Immune Design’s Current Report on Form 8-K (File No. 001-36561), filed on January 10, 2017).

(e)(10)	Immune Design’s 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.9 to Immune Design’s Registration Statement on Form S-8 (File No. 333-197748), filed on July 31, 2014).

(e)(11)	Employment Agreement, dated June 20, 2014, by and between Immune Design and Carlos Paya, M.D., Ph.D. (incorporated by reference to Exhibit 10.8 to Immune Design’s Registration Statement on Form S-1 (File No. 333-196979), filed on June 23, 2014).

(e)(12)	Employment Agreement, dated June 19, 2014, by and between Immune Design and Jan Henrik ter Meulen, M.D. (incorporated by reference to Exhibit 10.11 to Immune Design’s Registration Statement on Form S-1 (File No. 333-196979), filed on June 23, 2014).

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Exhibit No.	Description

(e)(13)	Employment Agreement, dated June 23, 2014, by and between Immune Design and Stephen Brady (incorporated herein by reference to Exhibit 10.10 to Immune Design’s Registration Statement on Form S-1 (File No. 333-196979), as filed with the SEC on June 23, 2014).

(e)(14)	Employment Agreement, dated September 30, 2016, by and between Immune Design and Sergey Yurasov, M.D., Ph.D. (incorporated herein by reference to Exhibit 10.2 to Immune Design’s Current Report on Form 10-Q (File No. 001-36561), filed on November 9, 2016).

(e)(15)	Retention Bonus Payback Agreement, dated August 13, 2018, by and between Immune Design and Sergey Yurasov, M.D., Ph.D.

(e)(16)	Retention Bonus Payback Agreement, dated November 7, 2018, by and between Immune Design and Jan Henrik ter Meulen, M.D.

(e)(17)	Retention Bonus Payback Agreement, dated November 7, 2018, by and between Immune Design and Stephen Brady.

(e)(18)	Form of Indemnification Agreement, by and between Immune Design and each of its directors and officers (incorporated by reference to Exhibit 10.14 to Immune Design’s Registration Statement on Form S-1 (File No. 333-196979), filed June 23, 2014).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNE DESIGN CORP.

By:	/s/ Carlos Paya, M.D., Ph.D.
Name:	Carlos Paya, M.D., Ph.D.
Title:	President and Chief Executive Officer

Dated: March 5, 2019

Annex I—Opinion of Lazard Frères & Co. LLC

Annex II—Section 262 of the Delaware General Corporation Law

ANNEX I

OPINION OF LAZARD FRÈRES & CO. LLC

February 20, 2019

The Board of Directors

Immune Design Corp.

601 Gateway Boulevard, Suite 250

South San Francisco, CA 94080

Dear Members of the Board:

We understand that Immune Design Corp., a Delaware corporation (“Company”), Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), and Cascade Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger, dated as of February 20, 2019 (the “Agreement”), pursuant to which Parent will acquire Company (the “Transaction”). Pursuant to the Agreement, (i) Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the common stock, par value $0.001 per share, of Company (“Company Common Stock”), at a price of $5.85 per share in cash (the “Consideration”) and (ii) following the consummation of the Offer, Purchaser will merge with and into Company and each then outstanding share of Company Common Stock, other than shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock, owned by Parent, Purchaser or any Subsidiary (as defined in the Agreement) of Parent or held in the treasury of Company (such holders, together with any holders of Company Common Stock who are affiliates of Parent or Purchaser, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company;

(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Company, that they have been

The Board of Directors

Immune Design Corp.

February 20, 2019

reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

The Board of Directors

Immune Design Corp.

February 20, 2019

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders).

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Michael Kingston
Michael Kingston
Managing Director

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the

Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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